November 14, 2019

Richard Stewart
Chairman and Chief Executive Officer
Achieve Life Sciences, Inc.
1040 West Georgia, Suite 1030,
Vancouver, British Columbia, V6E 4H1

       Re: Achieve Life Sciences Inc.
           Registration Statement on Form S-1
           Filed November 6, 2019
           File No. 333-234530

Dear Mr. Stewart:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Gregory Dundas, Attorney Adviser, at (202) 551-3436 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Chelsea Anderson, Esq.